SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 13, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated August 13, 2007 re: Partner Communications announces it was served an application to certify a lawsuit as a class action

PARTNER COMMUNICATIONS ANNOUNCES IT WAS
SERVED AN APPLICATION TO CERTIFY A LAWSUIT
AS A CLASS ACTION

ROSH HA’AYIN, Israel, August 13, 2007 – Partner Communications Company Ltd. (“Partner”) (Nasdaq and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announced that on August 9, 2007 it was served a lawsuit and application to certify it as a class action, filed against Partner in the District Court of Tel-Aviv. The claim alleges that Partner disconnects the mobile lines of prepaid subscribers who have not used it for more than 13 months, and resells such lines to new subscribers. The plaintiff claims that this is against Partner’s license and the Consumer Protection Law.

If the lawsuit is certified as a class action, the total amount claimed from Partner is estimated by the plaintiff to be approximately NIS 200 million.

Partner is still reviewing and assessing the lawsuit and at this preliminary stage, is unable to evaluate the probability of success of the lawsuit or the extent of potential exposure, if any, with any degree of certainty.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.733 million subscribers in Israel (as of June 30, 2007). The Company launched its 3G service in 2004. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information, see www.htil.com.

For more information about Partner, see www.investors.partner.co.il

Contacts:
Mr. Emanuel Avner		Oded Degany
Chief Financial Officer		Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: August 13, 2007